

November 30, 2018

Bernardo Afonso Salomão de Alvarenga
Chief Executive Officer
ENERGY CO OF MINAS GERAIS
Avenida Barbacena, 1200
30190-131 Belo Horizonte
Minas Gerais, Brazil

> **Re: ENERGY CO OF MINAS GERAIS**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed May 9, 2018**
> **Form 6-K filed July 19, 2018**
> **File No. 001-15224**

Dear Mr. Salomão de Alvarenga:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statement of Comprehensive Income, page F-13

1. Please tell us your consideration of disclosing the amount of income tax relating to each item of other comprehensive income. Please refer to paragraph 90 of IAS 1.

8. Customers, Traders and Power Transport Concession Holders, page F-49

2. Please explain to us why you do not estimate credit losses for trade receivable balances not yet due and trade receivable balances up to 90 days past due.

21. Loans, Financing and Debentures
Debentures, page F-91

3.   We note your disclosure regarding bank debt refinancing discussed under *CEMIG's Bank Debt Refinancing* on page 51 and in Mangaement's Discussionj and Results of Operations on page 126. Please tell us how you accounted for the bank debt refinancing transactions and the basis for your accounting and what consideration you have to disclosing your accounting treatment, including the recognition of any gain or loss.

25. Equity and Remuneration to Shareholders, page F-110

4.   Please tell us your consideration of disclosing the pertinent rights, preferences and restrictions attached to common shares and preferred shares. Please refer to paragraph 79(a)(v) of IAS 1.

Form 6-K filed July 19, 2018

First Quarter 2018 Results, page 110

5.   Please tell us how your disclosures enable users to understand the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. Please refer to the disclosure requirements in IFRS 15.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Bill Thompson at (202) 551-3344 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Consumer Products

cc: Mr. Mauricio Fernandes Leonardo Junior, Chief Financial Officer